

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 18, 2011

Prokopios Tsirigakis
President and Chief Executive Officer
Star Bulk Carriers Corp.
7 Fragoklisias Street 2nd Floor
Maroussi 151 25 Athens Greece

  Re: **Star Bulk Carriers Corp.**
     Form 20-F: For the Fiscal Year Ended December 31, 2009
     File No. 001-33869
     Filed March 23, 2010

Dear Mr. Tsirigakis:

  We have completed our review of your filing and do not have any further comments at this time.

        Sincerely,

        Lyn Shenk
        Branch Chief